For your information as released to the Australian Stock Exchange

FOSTER'S
GROUP

SEC File No: 082-01711

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice"

Released: 16 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Louis O'Hoy
Date of last notice	22 February 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Trevor Louis O'Hoy	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	No Change	15 October 2007
No. of securities held prior to change	288,238	100,765
Class	Ordinary Shares	Ordinary Shares
Number acquired	Nil	70,233
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	$6.5153 per share
No. of securities held after change	288,238 (No change)	170,998
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/A	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 16 October 2007

+ See chapter 19 for defined terms.

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"ASIC Form 484 – Cancellation of Shares"

Released: 16 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

16 October 2007

ASX Limited
Company Announcements Office
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space *in any* section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Foster's Group Limited

Refer to guide for information about corporate key

ACN/ABN
49 007 620 886

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation
Foster's Group Limited

Contact name/position description
Luke Phillips

ASIC registered agent number (if applicable)
7717

Telephone number
03 9633 2109

Postal address or DX address
77 Southbank Boulevard
Southbank VIC 3006

Total number of pages including this cover sheet
3

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Robert Keith Dudfield

Capacity
☐ Director
☒ Company secretary

Signature
RK Dudfield

Date signed
16/10/07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	Not required
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	Not required
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	Not required
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ord	42,956,371	$250,006,079

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

16/10/07
[D D] [M M] [Y Y]

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Unmarketable Parcel of Foster's Shares"

Released: 16 October 2007

Pages: 3
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

16 October 2007

ASX Limited
Company Announcements Office
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Documentation being sent to eligible shareholders with an Unmarketable Parcel of Shares

Foster's Group Limited ("Foster's") announced in its full year results released on 28 August 2007 its intention to implement a share sale facility for shareholders with an "unmarketable parcel" of Foster's shares (securities with a value of less than $500).

Attached is the documentation that is now being sent to eligible shareholders.

Robert K Dudfield
Assistant Company Secretary

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Shareholder
Shareholder address
Shareholder address
Shareholder address
Shareholder address

16 October 2007

Sale of your Shareholding in Foster's Group Limited (Foster's)

This letter and the enclosed Terms and Conditions contain important information about your shares in Foster's and should be read with care. If you do not respond to this letter Foster's will be entitled to have your shares sold for you and the sale proceeds will be sent to you.

Dear Shareholder

I am writing to offer to all shareholders with a holding of Foster's Shares valued at less than $500 (called an unmarketable parcel) a sale facility (**Facility**).

Due to the higher brokerage costs that you face in selling this number of shares and the expense to Foster's of maintaining small shareholdings Foster's would like to take this opportunity to encourage you to sell your existing holding through the Facility.

Our records indicate that you are the holder of an unmarketable parcel of shares (based on your shareholding at 7pm on 15 October 2007 and the Australian Securities Exchange (**ASX**) closing price of $6.55 on 15 October 2007).

If you wish to sell your shares under the Facility, you need take no action

If you do **not** sign and return the enclosed Share Retention Form or increase your shareholding to a marketable parcel (more than $500) by 28 November 2007 (**Closing Date**), Foster's will sell the number of shares set out in the enclosed form. The sale of your shareholding will be conducted on the ASX. The sale proceeds will be paid to you via an Australian dollar cheque and will be sent to you within 3 business days after the settlement of the last sale under the Facility.

Foster's will pay all brokerage and handling fees related to sales under the Facility. However, you will bear any other taxes or charges on the transaction.

If the relevant shares are in a CHESS holding and remain in a CHESS holding on 28 November 2007, you should note that, unless you sign and return the Share Retention Form Foster's will without further notice to you, sell the relevant shares whilst they remain in your CHESS holding.

If you wish to retain your shares you must either:

- **complete and return the enclosed Share Retention Form** to the registry by no later than 5pm AEDT on 28 November 2007. If you do not complete and return the Share Retention Form, your shares will be sold; or
- **purchase additional Foster's shares so that your shareholding becomes a marketable parcel.** If you wish to increase your shareholding to a marketable parcel, you should contact your broker. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares and must be registered by 7pm AEDT on 28 November 2007. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

The price of Foster's shares

In the period 9 October 2007 to 15 October 2007, Foster's shares have traded on the ASX in the range of A$6.49 to A$6.96, with the closing price on 15 October 2007 being A$6.55. The price of Foster's shares is subject to change from time to time, and pricing information is available from a number of sources *including* daily newspapers or the ASX website (www.asx.com.au) under the ASX code "FGL".

You should be aware that the price for Foster's shares that are sold under the Facility will depend on a number of factors (including prevailing market conditions) and the amount you receive will be an average price per share based on the price obtained for all the shares sold under the Facility.

The sale price may be different to the price for Foster's shares appearing in the newspaper or quoted on the ASX on any day and may not be the best price obtainable on the day on which your Foster's shares are sold. For example, if a large number of Foster's shares are sold under the Facility at the same time as the sale of your shareholding the sale proceeds you receive may be adversely affected. However, the broker will use its best endeavours to obtain the best possible price for the shares at the time of sale. Please refer to the enclosed Terms and Conditions for information on how the sale price will be determined.

Important information

Foster's, Computershare Investor Services and Wilson HTM Ltd do not make any recommendation to you regarding whether to participate in the Facility. You may of course wish to elect to maintain your existing shareholding, in which case you should complete and return the Share Retention Form. However, if you wish to sell your shares, there are advantages in participating in the Facility compared to using a broker as no brokerage and handling fees are payable.

If you are in any doubt, or if you require further information regarding possible taxation implications from participating in the Facility, please consult your legal, financial or taxation adviser.

If you have any queries concerning the contents of this letter, please refer to the answers to "Frequently Asked Questions" under the Shareholder Services section on the Foster's website (www.fostersgroup.com) or contact our registry, Computershare Investor Services Pty Limited, by telephone on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia) or facsimile +61 3 9473 2529.

Yours faithfully

Frank Swan
Chairman

035327_00089G

How to complete this form

Securityholders who wish to retain their Shares must lodge a Share Retention Form

A **Registration Name(s)**

Your name and address as it appears on the register of Foster's Group Limited.

B **Number of Shares as at Record Date**

This is the total number of Shares you held at the Record Date.

C **Retention of Shares**

If you would like to retain your shares, please mark this box and return this Form to Computershare Investor Services Pty Limited.

D **Contact Details**

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

E **Signature(s)**

You must sign the form as follows in the space provided:

Joint holding:	where the holding is in more than one name all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.
Deceased Estate:	all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.
Companies:	this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

Consolidation of shareholdings

If you have more than one holding on Foster's register, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited on 1300 134 708 (within Australia) or 61 3 9415 4022 (outside Australia).

Lodgement of Retention Form

Share Retention Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited by no later than 5:00pm AEDT on 28 November 2007. Return the Share Retention Form to:

Computershare Investor Services Pty Limited
GPO Box 52
MELBOURNE VIC 8060

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for securities issuers ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact Computershare Investor Services Pty Limited on telephone 1300 134 708.
This form may not be used to effect an address change. Please contact Computershare Investor Services Pty Limited on 1300 134 708 for an appropriate form, or download a Change of Address Notification form from www.computershare.com

1. Foster's is authorised under its constitution to operate the Facility. This document, in conjunction with the letter and Share Retention Form satisfies the notice requirements set out in the constitution.

2. If you wish to **sell** your shares under the Facility you do not need to take any action or respond to this correspondence.

3. If you wish to **retain** your shares you must do one of the following:

   - complete and return the enclosed Share Retention Form before 5pm AEDT on 28 November 2007; or
   - purchase additional Foster's shares so that your shareholding becomes a marketable parcel. For your additional purchase of shares to be an effective notice to Foster's that you wish to retain your shares, the additional shares purchased must be held in the same holding as your current shares (in particular, under the same name and address as shown on the Share Retention Form) and must be registered by 7pm AEDT on 28 November 2007. If you have a number of holdings which you wish to consolidate, please contact the registry on 1300 134 708 (within Australia) or +61 3 9415 4022 (outside Australia).

   If neither of the above events occur Foster's will be entitled to have your shares sold for you.

4. **You cannot sell part of your shareholding** in the Facility. If you wish to sell only some of your shares and not take part in the Facility, you should call your broker and you will be subject to brokerage fees that will **not** be met by Foster's.

5. Wilson HTM Ltd (**Broker**) will act as execution-only broker to effect any sales under the Facility.

6. The sale of shares is expected to take place as soon as practicable after 28 November 2007.

7. The price that you receive for each of your Foster's shares sold through the Facility (**Sale Price**) will be the volume weighted average price of all Foster's shares sold under the Facility. If you use the Facility, you cannot specify the price at which your shares will be sold. The Sale Price will be calculated by the Broker and may not be challenged in absence of manifest error.

8. Computershare will send you a transaction confirmation statement notifying you of the number of your shares sold through the Facility, the price at which the shares were sold and the total sale proceeds you have received.

9. Sale proceeds will be sent to you within 3 business days after the settlement of the last sale under the Facility.

10. Sale proceeds will be paid to you in Australian dollars by cheque which will be mailed to the address set out on the accompanying letter.

11. In accordance with Foster's constitution, the Facility will become unavailable following the announcement of a takeover bid for Foster's, however the Facility may be recommenced after the close of the offers made under any takeover.

END